Fulbright & Jaworski L.L.P.

A Registered Limited Liability Partnership

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201-2784

www.fulbright.com

October 24, 2005

VIA EDGAR TRANSMISSION AND FEDEX

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20002

RE:	Chaparral Steel Company

Registration Statement on Form S-4

Filed on September 1, 2005

File No. 333-128300

Dear Ms. Long:

We have the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated September 30, 2005 to Robert E. Crawford, Jr., the Vice President and General Counsel of Chaparral Steel Company (the “Company”). The responses to the Staff’s comments are based upon information provided to us by or on behalf of the Company. Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your letter.

Registration Statement on Form S-4 filed on September 1, 2005

General

Comment No. 1:

Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

Response:

Ms. Pamela A. Long

In response to the Staff’s comment, the Company is providing the Staff with a supplemental letter stating that it is registering the exchange offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. The supplemental letter includes the supplemental representations contained in the Shearman & Sterling and Morgan Stanley & Co. Incorporated no-action letters.

Comment No. 2:

Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. In addition, as currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer 8 in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-l(g)(3).

Response:

In response to the Staff’s comment, the Company is providing the Staff with a supplemental letter confirming that (i) the expiration date of the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 and (ii) the exchange offer will remain open at least through midnight on the twentieth business day following commencement of the exchange offer (computed in accordance with Rule 14d-1(g)(3) promulgated under the Securities Exchange Act of 1934, as amended).

Cover Page

Comment No. 3:

Please include a reference to the guarantees on your cover page, as these are also securities offered by this prospectus. Please also state that the guarantees are full and unconditional and are joint and several.

Response:

In response to the Staff’s comment, the Company has revised the cover page to refer to the guarantees and to state that the guarantees are full and unconditional and are joint and several.

Ms. Pamela A. Long

The Exchange Offer, page 64

Terms of the Exchange Offer; Acceptance of Tendered Notes

Comment No. 4:

We note disclosure on page 64 indicating that the exchange agent will return any improperly tendered notes “as promptly as practicable following the expiration of the exchange offer.” Please note that Rule 14e-l(c) requires that you issue the exchange notes or return the initial notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 65 of the prospectus to indicate it will issue the exchange notes or return the initial notes “promptly upon expiration or termination of the offer, as applicable.”

Expiration Date; Extensions; Amendment, page 65

Comment No. 5:

Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 66 and throughout the prospectus to clarify that any notice of the extension of the exchange offer made to the exchange agent and registered holders of notes will be in writing and will be followed by a press release or other public announcement of such extension. The Company confirms that such method will be in compliance with Rule 14e-1(d).

Comment No. 6:

You reserve the right to delay acceptance of any tendered notes. Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-l(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 66 of the prospectus to clarify that the Company will delay accepting outstanding notes only if it amends or extends the exchange offer. The Company confirms that any such delay will be consistent with Rule 14e-1(c).

Ms. Pamela A. Long

Conditions to the Exchange, page 69

Comment No. 7:

All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 70 of the prospectus to clarify that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer.

Description of the Exchange Notes, page 72

Comment No. 8:

Please revise the language here and on page 99 with respect to the registration rights agreement that the documents, and not the prospectus disclosure, define a holder’s rights. Note holders are entitled to rely on the information you include in your prospectus under the federal securities laws.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 72 and 100 to state only that the Company urges investors to read the underlying documents in their entirety.

Transmittal Letter

Comment No. 9:

We note your disclosure on page 12 of the Letter of Transmittal that your “interpretation of the terms and conditions of the exchange offer will be final and binding on all parties.” In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. Please revise to include the objective standard for the determination of whether a condition has been satisfied that you use elsewhere.

Ms. Pamela A. Long

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 12 of the Letter of Transmittal that its “reasonable” interpretation of the terms and conditions of the exchange offer will be final and binding on all parties.

Legality Opinion, Exhibit 5.1

Comment No. 10:

You define Indenture, but not Notation of Guarantee. Since the guarantees are registered securities that are also the subject of this opinion, please revise to clearly define what you mean by this term.

Response:

In response to the Staff’s comment, Fulbright & Jaworski L.L.P. (“Fulbright”) has revised the legality opinion to define Notation of Guarantee.

Comment No. 11:

The qualifications set forth in paragraph A include counsel’s assumption that the Exchange Notes and Notation of Guarantees have been duly executed and delivered by the company and the guarantors. Please remove these assumptions.

Response:

In response to the Staff’s comment, Fulbright has revised the legality opinion to remove its assumption that the Exchange Notes and Notation of Guarantees have been duly executed and delivered by the Company and the guarantors.

Comment No. 12:

Please remove the statement in paragraph B that you have based your opinion exclusively on a reading of the Delaware General Corporation Law without taking into account any legislative, administrative or judicial interpretations thereof. We share the generally accepted propositions that all lawyers are deemed capable of opining on Delaware law and that references to the Delaware General Corporation Law include the statutory provisions as well as the applicable provisions of the Delaware Constitution and reported judicial decisions. In addition to removing the limiting language from the opinion, please have counsel confirm in writing filed supplementally on EDGAR that the reference to the Delaware General Corporation Law includes applicable provisions of Delaware’s constitution and judicial decisions. Please see the Division’s Current Issues Outline dated November 14, 2000, Section VIII.A.14 for additional guidance.

Ms. Pamela A. Long

Response:

In response to the Staff’s comment, Fulbright has revised the legality opinion to remove the language limiting its opinion to a reading of the Delaware General Corporation Law without taking into account any legislative, administrative or judicial interpretations thereof. Fulbright hereby supplementally confirms to the Staff that the reference to the Delaware General Corporation Law includes applicable provisions of Delaware’s constitution and judicial decisions.

Comment No. 13:

Please remove the qualifications in paragraphs C(2) thru C(8) of the opinion.

Response:

In response to the Staff’s comment, Fulbright has revised the legality opinion to remove the qualifications in paragraphs C(3) through C(7) of the opinion. As discussed with certain members of the Staff, Fulbright has revised the qualifications in paragraph C(2) and C(8) (now C(3)).

If you have any questions in connection with our responses, please do not hesitate to contact me.

Sincerely yours,

/s/ David E. Morrison

David E. Morrison

DEM/jmm

cc:	Mr. Errol Sanderson
Securities and Exchange Commission

Mr. Robert E. Crawford, Jr.
Chaparral Steel Company

Ms. Michelle Bushore
Fulbright & Jaworski L.L.P.